U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           BISHOP CAPITAL CORPORATION
                 (Name of Small Business Issuer in its charter)


           Wyoming                                       84-0901126
-------------------------------                          ----------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

   716 College View Drive, Riverton, WY                     82501
   ------------------------------------                     -----
 (Address of principal executive offices)                 (Zip Code)

                                 (307) 856-3800
                            -------------------------
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.01 par value
                          ----------------------------
                                (Title of Class)

                                     Part I


Item 1.   Description of Business
-------   -----------------------

The Company

Bishop Capital Corporation, formerly known as Bishop Cable Communications Corporation, (the "Company") was originally incorporated under the laws of the State of Colorado on February 22, 1983 and reincorporated under the laws of the State of Wyoming on June 2, 1992. On November 22, 1995, the Company changed its name. The Company is currently a wholly-owned subsidiary of American Rivers Oil Company ("AROC"). AROC is spinning off the Company as a partial liquidating dividend to its common shareholders of record at November 18, 1996. AROC's Class B common shareholders will not participate in the distribution. It is intended that the spin-off will occur upon the effectiveness of this Form 10-SB. The Company is primarily engaged in the development and/or sale of real estate and also has a royalty interest in a natural gas property. The Company had four full-time employees as of September 30, 1996.

Real Estate

In October 1993, the Company entered into two limited partnership agreements to purchase approximately 90 contiguous acres of land in Colorado Springs, Colorado. A summary of the Company's participation in each partnership is as follows:

     (1) The Company contributed $250,000 cash to the first partnership which purchased approximately 55 acres of land for commercial development. The Company, as general partner, has an 81% interest with the remaining 19% interest held by a limited partner who is the general partner in the second partnership discussed below. The Company will be allocated 100% of the income and losses until it has been paid $600,000 plus interest thereon at 8% per annum (not to exceed $100,000) after which the income and losses will be allocated 81% to the Company and 19% to the limited partner.

     (2) The Company contributed $100,000 cash to the second partnership which purchased approximately 35 acres of land for the construction of a recreational facility encompassing a golf driving range, minature golf and baseball/softball batting cages. This facility commenced operations in July 1994. The Company, as the limited partner, has a 19% interest with the remaining 81% interest held by a general partner as discussed above. The Company contributed an additional $250,000 when certain financing requirements in the partnership were fulfilled by the general partner. The Company is not a guarantor of any debt in this partnership.

The Company competes with other commercial real estate development companies having greater financial and operational resources and technical staffs that plan, supervise, develop and market commercial real estate projects. The

Company's business is affected not only by such competition, but also by market demand, interest rates, credit availability and the strength of the economy in general.

The undeveloped real estate is subject to local zoning laws and regulations. The undeveloped real estate must be surveyed, designed and platted and then submitted to the appropriate governmental authorities for approval, permits and agreements before it can commence development. The ability of the Company to obtain necessary approvals and permits for its planned development is often beyond the Company's control. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved land acquired for the purpose of development. The western boundary of the undeveloped real estate borders a drainage channel and appropriate governmental authorities will require that certain improvements be made along the drainage channel as sections of the undeveloped land are platted for development. The Company estimates that the total drainage channel improvement costs will approximate $400,000.

The Company entered into Purchase Agreements to sell one tract of land (1.14 acre) to Diamond Shamrock Refining and Marketing Company for $388,850 for a combination gasoline sales, convenience store and car wash facility and another tract of land (1.04 acre) to a Taco Bell franchisee for not less than $350,000 (purchase price to be adjusted up if actual size of platted lot is greater than size outlined in Purchase Agreement) for a fast-food facility. The Company is also having preliminary discussions with a commercial retail bank regarding the potential sale of another tract of land (1.01 acre) for a bank facility.

In October 1995 the Company acquired approximately 5 acres of undeveloped real estate in Riverton, Wyoming for $80,000 and developed the parcel into a 15 lot subdivision. The improvements (utilities, drainage, roadway, etc.) which were completed in September 1996 cost approximately $154,000. In June 1996 the Company entered into a one year listing agreement with a real estate brokerage company to market at a 6% commission rate the improved lots.

The Company is not aware of any non-compliance with existing local, state and Federal environmental rules and regulations relating to its real estate activities.

Natural Gas Royalty Interest

The Company has royalty interests in the Madden Unit in Wyoming which produces natural gas from producing horizons between 5,500 and 24,000 feet. A gas processing plant in which the Company has no ownership interest treats the "sour gas" produced from the Madison formation (24,000 feet). The plant processes 50 MMCFD (million cubic feet per day) from two completed Madison wells. The plant products include methane, sulfur and carbon dioxide. The Company's royalty interests are only subject to plant processing costs and severance and ad valorem taxes. The Company and other royalty owners are currently negotiating with the plant operator to eliminate the deduction of certain processing costs which may not be in accordance with applicable state rules and regulations.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

In December 1995, the Company's parent corporation, Metro Capital Corporation ("Metro"), upon approval of Metro's shareholders, consummated a reverse acquisition with Karlton Terry Oil Company and its affiliates ("KTOC") whereby KTOC acquired 80% control of Metro in exchange for certain oil and gas properties. The shareholders of Metro also approved the change of Metro's name to American Rivers Oil Company. Metro's assets, except for $700,000 cash and an insignificant oil property, were transferred at their historical carrying value to the Company where they were operated autonomously by the prior management of Metro pursuant to the terms of a separate five-year Operating Agreement with its parent company, AROC, which will expire on the effective date of the spin-off.

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

Results of Operations for the Years Ended March 31, 1996 and 1995

The fiscal 1996 net loss was significantly lower than the net loss for fiscal 1995 primarily due to a gain on the sale of marketable securities of $688,400. The fiscal 1996 net loss also included $150,000 of professional fees relating to the reverse acquisition transaction with KTOC.

Revenue

Gas royalty revenue increased 3% from fiscal 1995 to fiscal 1996. Natural gas production was 49,148 mcf in fiscal 1996, or a 25% increase compared to 1995 (39,383 mcf) and was primarily due to the "sour" gas treatment plant becoming operational in March 1995. The production increase, however, was offset by a 21% decrease in the average sales price of natural gas ($1.36/mcf in 1996 compared to $1.72/mcf in 1995).

Costs and Expenses

The only production costs incurred in connection with the Company's natural gas royalty interests are for gas plant processing charges and severance and ad valorem taxes. These costs increased in fiscal 1996 due primarily to the gas plant, which processes "sour gas", becoming operational in March 1995. The Company and other royalty owners are presently negotiating with the plant operator to decrease the plant processing cost per mcf being charged to the royalty owners.

General and administrative expenses increased 17% in fiscal 1996 compared to fiscal 1995 resulting primarily from compensation expense being recorded in connection with the issuance of common stock to employees from the Company's stock bonus plan and two outside directors receiving common stock as compensation for services.

Depreciation and amortization decreased 4% in fiscal 1996 compared to fiscal 1995 as a result of of a decrease in depreciable assets.

Other

Interest and dividend income decreased 21% in fiscal 1996 from fiscal 1995 due to the sale of marketable equity and fixed income securities.

Rental income decreased 32% in fiscal 1996 from fiscal 1995 due to the nonrenewal of an office lease in fiscal 1995.

The gain on sale of marketable securities in fiscal 1996 resulted primarily from the sale of equity securities with a low cost basis. The Company does not anticipate having a gain of this magnitude in the near future.

The  professional  fees  expense of $150,000 in fiscal 1996 related to legal and
consulting   fees  incurred  in  connection   with  the  December  1995  reverse
acquisition with Karlton Terry Oil Company.

The equity in limited partnership loss represents the Company's share of losses as a 19% limited partner in a golf driving range, miniature golf and batting cage recreational facility which commenced operations in July 1994.

The discontinued operations of an oil property relates to the oil property which was not transferred to the Company in connection with the December 1995 reverse acquisition with Karlton Terry Oil Company.

Results of Operations for the Six Months Ended September 30, 1996 and 1995

For the six months ended September 30, 1996, the net loss was $233,426 versus a net loss of $267,699 for the same period in 1995. The decrease in the amount of the loss in the first six months of fiscal 1996 compared to the same period in fiscal 1995 was principally due to decreases in general and administrative expenses offset by decreases in gain on sale of marketable securities and discontinued operations of an oil property. The discontinued operations of an oil property relate to the property which was not transferred to the Company in connection with the December 1995 reverse acquisition.

Revenue

Gas royalty revenue for the six month periods in 1996 and 1995 remained comparable even though the gas plant incurred a shutdown in August 1996 for normal repairs and maintenance. As a result of the plant shutdown, natural gas production for the six months ended September 30, 1996 decreased 2% (22,979 mcf versus 23,498 mcf) compared to the same period in 1995. The average sales price per mcf remained comparable ($1.25 versus $1.24) between the two periods.

Costs and Expenses

Gas processing and production taxes increased 24% for the six months ended September 30, 1996 compared to the same period in 1995. The increase is primarily due to the plant operator recovering the difference between the actual and estimated annual plant processing charges for the period April 1995 through March 1996.

General and administrative expenses for the six months decreased 18% in 1996 compared to 1995. The decrease reflects a reduction in professional fees which were higher in 1995 due to the reverse acquisition.

Depreciation and amortization for the six month periods in 1996 and 1995 remained comparable.

Other

Interest and dividend income decreased 29% for the six months ended September 30, 1996 compared to 1995 due to the sale of marketable securities.

Financial Condition

At September 30, 1996, the Company had working capital of $611,200.

The following summary table reflects comparative cash flows for the Company for the six months ended September 30, 1996 and 1995 and for the two years ended March 31, 1996:


                                                                Six Months Ended              Years Ended
                                                                 September 30,                 March 31,
                                                            -----------------------     -----------------------
                                                               1996          1995          1996         1995
                                                            ---------     ---------     ---------     ---------

         Net cash used in operating activities              $(193,000)    $(211,700)    $(321,200)    $(307,900)
         Net cash provided by investing activities            143,900        69,900       262,700       439,300
         Net cash provided by (used in) financing
             activities                                         --           39,500         --          (46,500)

Net cash used in operating activities of $193,000 for the six months ended September 30, 1996 compared to $211,700 for the comparative period in 1995 reflects reduced operating expenses and the discontinued operations of an oil property. Net cash used in operating activities increased from $307,900 in fiscal 1995 to $321,200 in fiscal 1996 primarily due to decreased oil revenue accompanied by increased production costs.

Net cash provided by investing activities totaled $143,900 and $69,900 for the six months ended September 30, 1996 and 1995, respectively. The Company utilized net cash proceeds of $330,500 from the sale of marketable securities for the period ended September 30, 1996 for capital expenditures of $107,600, advancing funds of $100,000 under a note receivable and funding of operating activities. The capital expenditures primarily relate to improvements on undeveloped land in Wyoming. During the six months ended September 30, 1995, the Company utilized net cash proceeds of $75,600 from the sale of marketable securities for capital expenditures of $9,000 and funding of operating activities. In fiscal 1996, net cash proceeds of $1,095,500 from the sale of marketable securities were primarily utilized for capital expenditures of $155,000, the transfer of $700,000 cash in the reverse acquisition and funding of operating activities. In fiscal 1995, net cash proceeds of $461,300 from the sale of marketable securities were utilized primarily for the funding of operating activities.

Net cash provided by financing activities of $39,500 for the six months ended September 30, 1995 resulted from proceeds from borrowings to fund operating activities. Net cash used in financing activities of $46,500 in fiscal 1995 related to the acquisition of treasury stock.

The Company's material commitments for capital expenditures in the next twelve months will be in conjunction with the development of Phase I of the real estate located in Colorado Springs, Colorado. The Company has entered into contracts to sell two tracts and is having preliminary discussions regarding the sale of a third tract. The Company has engaged outside consultants to develop specifications and bid packages for roadway, drainage channel and on-site (grading, utilities, etc.) improvements related to Phase I consisting of approximately 5 acres. The amount of such commitment is estimated to be in the range of $400,000 to $500,000. The Company expects that such expenditures will be funded through the proceeds realized from the sale of lots, working capital and/or letters of credit collateralized by real estate.

Item 3.  Description of Property
-------  -----------------------

The Company's principal properties consist of 55 acres of undeveloped real estate in Colorado and a 15 lot subdivision and natural gas royalty interests in Wyoming. None of the properties are held subject to any major encumbrance.

Real Estate Investment Policies

The Company's major investment in real estate is the 55 acres of undeveloped real estate in Colorado Springs, Colorado which was acquired in October 1993 and consists of separate 20 acre and 35 acre parcels. The Company is presently planning a three phase development of commercial pad sites for the 20 acre parcel. Phase I of the development, consisting of approximately 183,000 square feet, includes 5 lots of which the Company has entered into Purchase Agreements on two lots and is having preliminary discussions with another potential purchaser for the sale of a third lot. The Company has engaged outside consultants to prepare the necessary Phase I documentation (surveys, designs and plats) for submission to the appropriate governmental authorities for approval and permits. The Company will be required to make improvements to the drainage channel on the western boundary of the land in Phase I as discussed in Item 1.

The Company anticipates that the costs incurred in developing the land (grading, utility extensions, etc.) in Phase I will be funded primarily by the escrow of the sales proceeds realized from the sale of the lots. The Company anticipates providing a Letter of Credit to the appropriate governmental authorities to ensure that the necessary improvements to the drainage channel will be completed. The Company anticipates that the development of the next two phases will commence upon the completion of Phase I.

The Company's development plan for the remaining 35 acre parcel is presently anticipated to be a combination of retail pad sites and an apartment complex. The construction of an apartment complex will be based upon a variety of factors, including (i) external demographic studies; (ii) financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed and the capital payback period; (iii) competition for the proposed project, the ability to obtain financing on favorable terms and management's judgment as to the real estate market and economic trends. The Company would also consider various financial resources such as a partnership, joint venture or other financing arrangements to minimize risk.

The Company does not anticipate any major investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Reserves

Reserves relating to the gas royalty interests owned are not included because the information is unavailable. The Company's share of production from the royalty interests for the six months ended September 30, 1996 was 22,979 mcf.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
-------  --------------------------------------------------------------

     a. Security Ownership of Certain Beneficial Owners

Securities of the Company are owned by AROC. The following table shows, on a pro forma basis giving effect to the spin-off of the Company to holders of AROC common stock on a one share of Bishop for every four shares of AROC, those persons known by the Company who will be the beneficial owners of more than 5% of the Company's Common Stock:


                                                                  Amount and Nature
                                   Name and Address                of Beneficial        Percent
 Title of Class                  of Beneficial Owner                 Ownership          of Class
 --------------                  -------------------               ----------------     --------
Common Stock                     Haddon, Inc.                           93,750            10.6%
                                 c/o Coal Contractors
                                 Gowen Mine
                                 Fern Glen, PA 18241-2145

Common Stock                     Robert E. Thrailkill                   78,720             8.9%
                                 716 College View Drive
                                 Riverton, WY 82501

Common Stock                     Consult & Assist                       68,750             7.8%
                                 P.O. Box 9856
                                 Rancho Santa Fe, CA 92067

Common Stock                    Francarep, Inc.                         68,750             7.8%
                                50 Av. des Champs-Elysees
                                75008 Paris, France

     b. Security Ownership of Management

The following table shows, on a pro forma basis giving effect to the spin-off of the Company to holders of AROC common stock, management's expected ownership of the Company's Common Stock:

                                                                  Amount and Nature
                                  Name and Address                  of Beneficial             Percent
Title of Class                  of Beneficial Owner                   Ownership              of Class
--------------                  -------------------               -----------------         --------

Common Stock                    Robert E. Thrailkill                    78,720                  8.9%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    John A. Alsko                           19,563                  2.2%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    Robert J. Thrailkill                    15,938                  1.8%
                                716 College View Drive
                                Riverton, WY 82501

Common Stock                    All officers and directors
                                as a group (three persons)             114,221                 12.9%

                                       -9-

     c. Changes in Control

The Company is not aware of any arrangement which may, at a subsequent date, result in a change of control of the Company.

Item 5.  Directors and Executive Officers

     a. Identification of Directors and Executive Officers

         Name                     Age                 Office
         ----                     ---                 ------
   Robert E. Thrailkill            65           Chairman of the Board, President
                                                and Chief Executive Officer

   John A. Alsko                   55           Secretary/Treasurer and Director

   Robert J. Thrailkill            37           Vice President and Director

     Robert E. Thrailkill. Mr. Thrailkill has been President, Chief Executive Officer and Director of the Company since its inception in February 1983. Mr. Thrailkill previously served as Chairman of the Board, President and Chief Executive Officer of Metro Capital Corporation from February 1981 to December 1995 at which time there was a change in control. Mr. Thrailkill's business background spans over 32 years of management responsibility in privately and publicly-held companies. Mr. Thrailkill devotes full time to the business of the Company.

     John A. Alsko. Mr. Alsko was appointed as Secretary/Treasurer and a Director of the Company in November 1995. Previously, Mr. Alsko served as Vice President - Finance of Metro Capital Corporation from February 1987 to December 1995. Prior to joining Metro Capital Corporation, he was employed in various financial positions with other privately and publicly-held companies and public accounting firms. Mr. Alsko is a Certified Public Accountant.

     Robert J. Thrailkill. Mr. Thrailkill was appointed as Vice President - Operations and a Director of the Company in November 1995. Previously, Mr. Thrailkill served as Director of Operations of Metro Capital Corporation from January 1989 to December 1995. Prior to joining Metro Capital Corporation, he was employed in various supervisory and managerial positions with other companies.

The directors of the Company are elected to hold office until the next annual meeting of shareholders or until a successor has been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are duly elected and qualified.

No arrangement or understanding exists between any of the above directors and officers pursuant to which any one of those persons were selected to such office or position. None of the directors hold directorships in other companies.

     b. Identification of Certain Significant Employees

     Not applicable.

     c. Family Relationships

     Robert J. Thrailkill is the son of Robert E. Thrailkill.

     d. Involvement in Certain Legal Proceedings

     Not Applicable.

Item 6. Executive Compensation
------  -----------------------

     a. Summary Compensation Table

     The following table sets forth the compensation received by the Chief Executive Officer for the years ended March 31, 1996, 1995 and 1994. No other executive officer had total annual salary and bonus exceeding $100,000 for the year ended March 31, 1996.


                                                                             Long Term
     Name                          Annual Compensation                  Compensation Awards
     and                 -----------------------------------------  ----------------------------
   Principal                                          Other Annual   Restricted         Options
   Position              Year     Salary     Bonus   Compensation   Stock Award ($)      SARS (#)
   --------              ----     ------     -----   -------------  ---------------      --------
Robert E. Thrailkill     1996    $145,000    $  --     $    --       $ 22,500 (2)       25,000 (3)
President, Chief         1995     145,000       --          --         15,500 (4)       50,000 (5)
Executive Officer        1994     145,000     3,000         --             --               --
and Director (1)

--------------
     (1) Robert E. Thrailkill was the Chief Executive Officer of Metro Capital Corporation ("Metro") from February 1981 to December 1995 when a change in control occurred. In December 1995, Mr. Thrailkill became Chief Executive Officer of Bishop Capital Corporation, a wholly-owned subsidiary of Metro, into which the majority of assets of Metro were transferred when the change in control occurred. Metro subsequently changed its name to American Rivers Oil Company ("AROC").
     (2) Consists of 15,000 shares allocated and issued from AROC's 1987 Stock Bonus Plan with a fair market value of $1.50 per share on the award date.
     (3) Consists of AROC's securities underlying options exercisable on date of grant (October 11, 1995) at a per share exercise price of $1.65 and expires five years thereafter.
     (4) Consists of 25,000 shares allocated and issued from AROC's 1987 Stock Bonus Plan with a fair market value of $.62 per share on the award date.

     (5) Consists of AROC's securities underlying options exercisable on date of grant (September 6, 1994) at a per share exercise price of $.68 and expires five years thereafter.

The columns for "Long-Term Incentive Plan Payouts" and "All Other Compensation" were omitted from the Summary Compensation Table since there was no information reportable for the three years ended March 31, 1996.

     b. Option/SAR Grants Table

     The following table provides information with respect to the grant of stock options pursuant to American Rivers Oil Company's ("AROC") 1992 Stock Option Plan to the Chief Executive Officer in fiscal 1996 (See footnote (1) under Item 6(a)). There are no outstanding Stock Appreciation Rights ("SARs").

                                                                                           Potential Realizable
                                 Number of        % of Total                                 Value at Assumed
                                 Securities        Options        Exercise                 Annual Rates of Stock
                                Underlying        Granted to      or Base                  Price Appreciation for
                                  Options         Employees        Price     Expiration      Option Term (1)
         Name                   Granted (#)    in Fiscal 1996   ($/Share)       Date         5%         10%
--------------------------      -----------    --------------   ---------   ----------   ---------   ----------
Robert E. Thrailkill              25,000            50.0%        $ 1.65      10/11/2000   $11,500      $25,250


------------
     (1) The dollar amounts under these columns represent the potential realizable value of the grant of option assuming that the market price of AROC's common stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of AROC's common stock.

     c. Aggregated Option Exercise and Fiscal Year-End Option Value Table

     There were no exercises of AROC stock options by the Chief Executive Officer in fiscal 1996 (See footnote (1) under Item 6(a)). The following table shows the number of shares covered by both exercisable and non-exercisable AROC stock options as of March 31, 1996 and their values at such date. There are no AROC SARs outstanding at March 31, 1996.

                                 Number of Securities                 Value of
                               Underlying Unexercised         Unexercised In-the-Money
                                Options at FY-End (#)          Options at FY-End ($)(1)
                             ---------------------------     ----------------------------
      Name                   Exercisable   Unexercisable     Exercisable    Unexercisable
-------------------------    -----------   -------------     -----------    -------------
Robert E. Thrailkill           120,000          --             $43,700           --

-------------

     (1) On March 31, 1996, the last reported bid price of AROC's common stock as quoted on NASDAQ was $1.50 per share. Value is calculated on the basis of the difference between the option price and $1.50 multiplied by the number of shares of Common Stock granted at that option price. The exercise prices for the various options granted are $1.65 (25,000 options), $.68 (50,000 options) and $1.44 (45,000 options). At March 31, 1996, the last reported bid price was lower than the exercise price of $1.65 for the 25,000 options and, therefore, no value is ascribed to those options in the above table. Subsequent to March 31, 1996, the 45,000 options with an exercise price of $1.44 expired and Mr. Thrailkill was granted 45,000 options at an exercise price of $1.38 from AROC's 1995 Stock Option and Stock Compensation Plan.

     d. Compensation of Directors

     There are no current arrangements for the compensation of directors for services rendered since the current directors are employees of the Company. During fiscal 1996, two prior non-employee directors were each paid $3,300 for services as directors and reimbursed for their travel expenses in connection with meetings. There are no other arrangements whereby any of the Company's directors received compensation for services as a director during fiscal 1996 in addition to or in lieu of the amounts stated above.

     e. Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

     In November 1995, a Management Agreement (the "Agreement") was entered into between the Company, Robert E. Thrailkill, the Company's President, and the Company's previous parent company. The Agreement is for a five year term and is renewable from year to year thereafter unless terminated previously by either party. Under the Agreement, Mr. Thrailkill is paid an annual salary of $145,000, which salary may be increased by the Board of Directors from time to time in accordance with normal business practices of the Company; his expenses are reimbursed in accordance with the Company's policies and procedures; he participates in and receives established employee benefits and he is entitled to participate in any future benefit made available by the Company to its executives. The Agreement terminates upon death or disability and may be terminated by the Company for cause (as defined in the Agreement). The Agreement may also be terminated upon a breach of the Agreement, and in the event there is a change in control of the Company (as defined in the Agreement). If the Agreement is terminated because of a breach of the Agreement by the Company or a change in control, the Company shall pay severance pay equal to the product of
(a) the annual salary rate in effect multiplied by (b) the greater of the number of years (including partial years) remaining in the term of employment or the number three. The Agreement provides that upon death, the Company shall pay an amount equal to the annual salary; upon disability, the Company shall pay salary for the balance of the term of the Agreement (less amounts paid by insurance) or until the executive becomes gainfully employed, whichever is sooner; and, upon termination for cause, the Company shall pay any salary due up to the termination date.

Item 7.  Certain Relationships and Related Transactions
-------  ----------------------------------------------

     a. Certain Relationships

     There were no transactions during the last two fiscal years, or proposed transactions, in which the Company was or is to be a party with any director, executive officer or any member of the immediate family of any director or executive officer having a direct or indirect material interest of more than 10% in any business or professional entity involved in such transactions.

     b. Parent of Issuer

     Not applicable

     c. Transactions with Promoters

     Not applicable

Item 8.  Description of Securities
-------  -------------------------

General

The Company is authorized to issue 15,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, no par value per share. The Company will distribute 885,443 shares of the Company's common stock pro-ratably (one share of Bishop for every four shares of American Rivers) to American Rivers Oil Company's common shareholders of record at November 18, 1996. American Rivers Oil Company's Class B common shareholders will not participate in the distribution.

Company Common Stock

Each share of the Company's common stock entitles the holder to one vote on each matter to be voted upon by the holders of the Company's common stock. The holders of the Company's common stock are not entitled to any preemptive rights.

The holders of the Company's common stock are entitled to receive such dividends of cash or assets, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose, subject to the preferential rights, if any, of the holders of preferred stock. The Board of Directors of the Company will determine its dividend policy with respect to the Company's common stock based on the Company's results of operations, financial condition, capital requirements and other circumstances. It is the Board of Directors' present intention to retain cash for the operations of the Company and it is not anticipated that cash dividends will be paid on the Company's common stock in the foreseeable future.

                                     Part II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
------   -----------------------------------------------------------------------

     a. Market Information

     The common shares to be issued under this registration statement have no established public trading market. None of the common shares will be listed on a national securities exchange or NASDAQ. The common shares will likely be traded in the over-the-counter market by certain dealers who from time to time may make a market in such securities.

     There are no outstanding options or warrants to purchase, or securities convertible into, common stock of the Company. There are no common shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders.

     b. Holders

     Upon distribution of the shares, there will be approximately 2,000 holders of record of the Company's common stock (which amount does not include the number of shareholders whose shares are held of record by brokerage firms).

     c. Dividends

     There have been no cash dividends declared on the common stock for the last two fiscal years or for the six months ended September 30, 1996. Payment of cash dividends, if any, in the future, will be determined by the Company's Board of Directors in light of the Company's earnings, financial condition and other relevant considerations. There are no restrictions on the Company's present or future ability to pay dividends.

Item 2.  Legal Proceedings
-------  -----------------

     There are no pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 3.  Changes in and Disagreements with Accountants
-------  ---------------------------------------------

     None.

Item 4.  Recent Sales of Unregistered Securities
-------  ---------------------------------------

     None.

Item 5.  Indemnification of Directors and Officers
-------  -----------------------------------------

     The Company is not aware of any statute, charter provision, by-law, contract or other arrangement that insures or indemnifies a controlling person, director or officer which may affect his or her liability in that capacity.

                                    Part III


Item 1.  Index to Exhibits                                       Attachment
-------  -----------------                                       ----------

          3.1   Articles of Incorporation                            A

          3.2   By-laws                                              B

         10.1   Management Agreement                                 C

         10.2   Purchase Option Agreement                            D

         10.3   Contract to Sell Real Estate                         E

         21     Subsidiaries of the Registrant                       F

         27     Financial Data Schedule
                (submitted only in electronic format).

Item 2.  Description of Exhibits
-------  -----------------------

         3.1 Articles of Incorporation dated May 27, 1992 and Amendment thereto dated November 20, 1995.

         3.2    By-laws.

        10.1 Management Agreement dated December 8, 1995 between American Rivers Oil Company (formerly Metro Capital Corporation), Bishop Capital Corporation (formerly Bishop Cable Communications Corporation) and Robert E. Thrailkill.

        10.2 Purchase Option Agreement dated August 28, 1996 between Bishop Powers, Ltd., a Colorado Limited Partnership, Bishop Capital Corporation as General Partner and Diamond Shamrock Refining and Marketing Company.

        10.3 Contract to Sell Real Estate dated November 14, 1996 between Bishop Powers, Ltd., a olorado Limited Partnership, Bishop Capital Corporation as General Partner and 123 Cascade Associates LLC.

        21      Subsidiaries of the Registrant.

                                   Signatures



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BISHOP CAPITAL CORPORATION
                                        (Registrant)


Date:  December 10, 1996                By:   /s/ Robert E. Thrailkill
                                            --------------------------
                                            Robert E. Thrailkill
                                            President

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                         PAGE
                                                                         ----

Independent Auditor's Report..............................................F-2

Consolidated Balance Sheets - September 30, 1996 (Unaudited)
    and March 31, 1996....................................................F-3

Consolidated Statements of Operations - For the Six Months Ended
    September 30, 1996 and 1995 (Unaudited), and the Years Ended
    March 31, 1996 and 1995...............................................F-4

Consolidated Statement of Changes in Stockholder's Equity -
    For the Years Ended March 31, 1995 and 1996, and the Six Months
    Ended September 30, 1996 (Unaudited)..................................F-5

Consolidated Statements of Cash Flows - For the Six Months Ended
    September 30, 1996 and 1995 (Unaudited), and the Years Ended
    March 31, 1996 and 1995...............................................F-6

Notes to Consolidated Financial Statements................................F-7

                          INDEPENDENT AUDITOR'S REPORT




To the Stockholders and
Board of Directors
Bishop Capital Corporation



We have audited the accompanying consolidated balance sheet of Bishop Capital Corporation and subsidiaries as of March 31, 1996 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bishop Capital Corporation and subsidiaries as of March 31, 1996, and the results of their operations and their cash flows for the years ended March 31, 1996 and 1995, in conformity with generally accepted accounting principles.




HEIN + ASSOCIATES LLP


Denver, Colorado
May 23, 1996,  except for the last two
  paragraphs of Note 1 as to which the
  date is November 18, 1996

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                           CONSOLIDATED BALANCE SHEETS

                                                          SEPTEMBER 30,      MARCH 31,
                                                              1996            1996
                                                          -------------   ------------
                                                           (Unaudited)

                                     ASSETS

CURRENT ASSETS:
    Cash and equivalents                                  $    17,603     $   66,770
    Marketable securities                                     629,244        844,734
    Receivables:
         Gas royalties                                          6,504          9,399
         Interest and other                                     7,877         13,258
    Receivables from parent:
         Note                                                 100,000         17,522
         Other                                                 19,070         23,579
    Notes receivable - officers                                25,000         25,000
    Prepaid expenses                                           10,611         17,960
                                                          -----------    -----------
             Total current assets                             815,909      1,018,222
                                                          -----------    -----------
PROPERTY AND EQUIPMENT:
    Building                                                  212,157        212,157
    Furniture and fixtures                                     63,162         63,969
    Vehicles and equipment                                     39,374         38,581
                                                          -----------    -----------
                                                              314,693        314,707

    Less accumulated depreciation                            (118,044)      (111,045)
                                                          -----------    -----------
             Net property and equipment                       196,649        203,662
                                                          -----------    -----------

OTHER ASSETS:

    Undeveloped land                                          517,290        411,709
    Investment in limited partnership                         242,747        254,112
    Gas royalty interest, net of accumulated
         amortization of $766,935 (unaudited)
         and $700,245, respectively                           300,116        366,806
    Notes receivable                                           43,370         46,836
    Other assets, net                                           3,576          3,860
                                                          -----------    -----------
             Total other assets                             1,107,099      1,083,323
                                                          -----------    -----------

             TOTAL ASSETS                                 $ 2,119,657    $ 2,305,207
                                                          ===========    ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES:
    Accounts payable and accrued expenses                 $    61,993    $   103,541
    Payable to broker                                         142,683           --
                                                          -----------    -----------
         Total current liabilities                            204,676        103,541

COMMITMENTS (Note 7)

STOCKHOLDER'S EQUITY:
    Preferred stock, no par value; 5,000,000 shares
         authorized, no shares issued                              --             --
    Common stock, $.01 par value; 15,000,000 shares
         authorized; 885,443 shares issued and
         outstanding                                            8,854          8,854
    Capital in excess of par value                          2,166,025      2,166,025
    Unrealized holding gain                                    13,625         66,884
    Accumulated deficit                                      (273,523)       (40,097)
                                                          -----------    -----------
             Total stockholder's equity                     1,914,981      2,201,666
                                                          -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                 $2,119,657     $2,305,207
                                                           ==========     ==========

       See accompanying notes to these consolidated financial statements

                                       F-3

                                        BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                                (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                           CONSOLIDATED STATEMENTS OF OPERATIONS


                                                          FOR THE SIX MONTHS
                                                               ENDED                         FOR THE YEARS ENDED
                                                            SEPTEMBER 30,                       MARCH 31,
                                                    ---------------------------        ----------------------------
                                                      1996              1995              1996              1995
                                                    ---------        ----------        ---------          ---------
                                                           (Unaudited)
REVENUE -
  Gas royalties                                     $  29,643         $  30,267         $  69,931         $  68,176

COSTS AND EXPENSES:
  Gas processing and production taxes                   9,811             7,921            19,192             9,549
  General and administrative                          223,507           273,097           581,936           497,694
  Depreciation and amortization                        76,030            76,433           152,718           159,181
                                                    ---------         ---------         ---------         ---------
                                                      309,348           357,451           753,846           666,424
                                                    ---------         ---------         ---------         ---------

LOSS FROM OPERATIONS                                 (279,705)         (327,184)         (683,915)         (598,248)

OTHER INCOME (EXPENSE):
  Interest income                                      20,309            26,425            51,094            61,010
  Dividend income                                       5,672            10,249            20,061            29,229
  Rental income                                         6,070             5,070            12,686            18,692
  Gain (loss) on sale of marketable
       securities                                      25,593            54,676           688,400            (3,222)
  Professional fees relating to reverse
       acquisition                                       --                --            (150,000)             --
  Equity in limited partnership loss                  (11,365)          (20,764)          (54,606)          (41,282)
  Discontinued operations of oil property                --             (16,171)          (25,850)          (24,720)
  Other                                                  --                --              (1,745)            1,588
                                                    ---------         ---------         ---------         ---------

  NET LOSS                                          $(233,426)        $(267,699)        $(143,875)        $(556,953)
                                                    =========         =========         =========         =========

  NET LOSS PER COMMON SHARE                         $    (.26)        $    (.31)        $    (.17)        $    (.65)
                                                    =========         =========         =========         =========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                                  885,000           856,000           867,000           856,000
                                                    =========         =========         =========         =========



                            See accompanying notes to these consolidated financial statements.

                                                            F-4

                                          BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                                   (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                       FOR THE YEARS ENDED MARCH 31, 1995 AND 1996 AND THE
                                         SIX MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                                     Common Shares               Treasury Stock
                                               -----------------------        --------------------      Capital in      Unrealized
                                                Number of                     Number of                  Excess of       Holding
                                                  Shares         Amount        Shares       Amount       Par Value        Gain
                                                ---------        ------       ---------     ------      -----------    -----------

BALANCES, April 1, 1994                          523,530        $  5,235       206,707    $(1,689,583)   $ 3,027,683   $   572,841

  Net change in unrealized holding gain               --            --            --             --             --         (43,905)
  Stock bonus                                      7,871             79           --             --           24,721          --
  Purchase of treasury stock                          --            --           9,977        (46,479)          --            --
  Net loss                                            --            --            --             --             --            --
                                                --------       --------       --------    -----------    -----------    ----------

BALANCES, March 31, 1995                         531,401          5,314        216,684     (1,736,062)     3,052,404       528,936

  Commitment to issue common stock for
     services                                     29,515            295           --             --          224,705           --
  Net change in unrealized holding gain               --            --            --             --             --        (462,052)
  Consummation of reverse acquisition
     and reflect capital structure of
     Bishop                                      324,527          3,245       (216,684)     1,736,062     (1,111,084)          --
  Net loss                                            --            --            --             --             --             --
                                                --------       --------       --------     ----------     ----------    ----------

BALANCES, March 31, 1996                         885,443          8,854           --             --        2,166,025        66,884

  Net change in unrealized holding gain               --            --            --             --             --         (53,259)
     (unaudited)
  Net loss (unaudited)                                --            --            --             --             --            --
                                                --------        -------       -------       ----------   -----------    ----------

BALANCES, September 30, 1996 (Unaudited)         885,443        $ 8,854           --        $    --      $ 2,166,025    $   13,625
                                                ========        =======       =======       ==========   ===========    ===========

(Continued)

                                                             Retained
                                                            Earnings
                                                            (Deficit)           Total
                                                         ------------       ------------
BALANCES, April 1, 1994                                   $ 2,141,451       $ 4,057,627

  Net change in unrealized holding gain                         --              (43,905)
  Stock bonus                                                   --               24,800
  Purchase of treasury stock                                    --              (46,479)
  Net loss                                                   (556,953)         (556,953)
                                                          -----------       -----------

BALANCES, March 31, 1995                                    1,584,498         3,435,090

  Commitment to issue common stock for
     services                                                   --              225,000
  Net change in unrealized holding gain                         --             (462,052)
  Consummation of reverse acquisition
     and reflect capital structure of
     Bishop                                                (1,480,720)         (852,497)
  Net loss                                                   (143,875)         (143,875)
                                                           ----------       -----------

BALANCES, March 31, 1996                                      (40,097)        2,201,666

  Net change in unrealized holding gain                         --              (53,259)
     (unaudited)
  Net loss (unaudited)                                       (233,426)         (233,426)
                                                          -----------        ----------

BALANCES, September 30, 1996 (Unaudited)                  $  (273,523)       $ 1,914,981
                                                          ===========        ===========

       See accompanying notes to these consolidated financial statements.


                                      F-5

                                           BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
                                   (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FOR THE SIX
                                                                         MONTHS ENDED          FOR THE YEARS ENDED
                                                                         SEPTEMBER 30,                MARCH 31,
                                                               --------------------------    --------------------------
                                                                   1996           1995           1996           1995
                                                               ------------    ----------    ----------      ----------
                                                                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $  (233,426)   $  (267,699)   $  (143,875)   $  (556,953)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
         Depreciation and amortization                              76,030         78,550        155,185        164,041
         Issuance of common stock for services                        --             --          225,000           --
         Stock bonus compensation                                     --             --             --           24,800
         Equity in partnership losses                               11,365         20,764         54,606         41,282
         Write-down of investment                                     --             --           25,000           --
         Abandoned leases                                             --             --             --           13,576
         Loss (gain) on sale of marketable securities              (25,593)       (54,676)      (688,400)         3,222
         Gain on sale of property and equipment                       --             --             --             (917)
         Changes in operating assets and liabilities:
               (Increase) decrease in:
                  Trade receivables                                  2,895         10,033          3,655         (5,732)
                  Interest and other receivables                     5,381        (63,675)         8,003         15,239
                  Receivable from parent                             4,509           --          (23,579)          --
                  Prepaid expenses                                   7,349          6,791         (1,680)         2,432
                  Other assets                                        --             --           14,126           --
               Increase (decrease) in accounts payable
                  and accrued expenses                             (41,550)        58,169         50,770         (8,917)
                                                                ----------     ----------      ---------      ---------
         Net cash used in operating activities                    (193,040)      (211,743)      (321,189)      (307,927)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of marketable securities                              (225,259)      (122,108)      (169,979)      (335,830)
   Proceeds from sale of marketable securities                     555,766        197,736      1,265,512        797,108
   Funds advanced under notes receivable                          (100,000)          --          (42,522)        (7,000)
   Proceeds from notes receivable                                   20,988          3,278         64,461          8,104
   Additions to undeveloped land                                  (105,581)        (9,003)      (133,473)          --
   Proceeds from sale of property and equipment                       --             --             --            2,000
   Purchase of property and equipment                               (2,041)          --          (21,274)       (25,129)
   Transfer of cash in reverse acquisition                            --             --         (700,000)          --
                                                               -----------    -----------    -----------    -----------

         Net cash provided by investing activities                 143,873         69,903        262,725        439,253

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from borrowings                                           --           40,000         60,000         10,000
   Principal payments on borrowings                                   --             (528)       (60,000)       (10,000)
   Treasury stock acquired                                            --             --             --          (46,479)
                                                               -----------    -----------    -----------    -----------

         Net cash provided by (used in) financing
         activities                                                   --           39,472           --          (46,479)
                                                               -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN CASH AND EQUIVALENTS                        (49,167)      (102,368)       (58,464)        84,847

CASH AND EQUIVALENTS, beginning of period                           66,770        125,234        125,234         40,387
                                                               -----------    -----------    -----------    -----------

CASH AND EQUIVALENTS, end of period                            $    17,603    $    22,866    $    66,770    $   125,234
                                                               ===========    ===========    ===========    ===========

SUPPLEMENTAL INFORMATION:

   Cash paid for interest                                      $     5,477    $       --     $       830    $        --
                                                               ===========    ===========    ===========    ===========

   Non-cash equipment purchases                                $        --    $       --     $        --    $    13,500
                                                               ===========    ===========    ===========    ===========

   Payable for purchase of marketable securities               $   142,683    $       --     $        --    $        --
                                                               ===========    ===========    ===========    ===========



                               See accompanying notes to these consolidated financial statements

                                                               F-6

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)


1.  BASIS OF PRESENTATION:

     Reverse Acquisition - In October 1995, Metro Capital Corporation (Metro) and Karlton Terry Oil Company (KTOC) entered into an Asset Purchase Agreement whereby KTOC agreed to exchange certain oil and gas properties (the "Contributed Properties") for a total of 7,717,820 shares of Class B common stock of Metro, which represented 80% of the issued and outstanding voting securities of Metro. On November 29, 1995, the shareholders of Metro approved this transaction and the closing occurred on December 8, 1995. The shareholders also approved changing the name of the Company from Metro to American Rivers Oil Company (AROC).

     Metro's assets, except for $700,000 cash and an insignificant oil property, were transferred at their historical carrying value to a wholly-owned subsidiary, Bishop Capital Corporation, formerly Bishop Cable Communications Corporation ("Bishop" or the "Company"), where they are being operated autonomously by the prior management of Metro pursuant to the terms of separate five-year Operating and Voting Agreements. The Operating Agreement provides that Bishop's management will have sole authority and discretion with respect to the business, operations, and assets of Bishop. The Voting Agreement appoints Bishop's president as attorney and proxy to vote in his sole and absolute discretion, all of the shares of all classes of the common stock of AROC and/or Bishop owned by them with respect to any matter brought before the shareholders of AROC and/or Bishop relating to or involving exclusively Bishop.

     Accordingly, the accompanying financial statements include the consolidated operating results and cash flows of Metro until December 8, 1995 when the change of control occurred. Beginning in December 1995, the accompanying financial statements reflect only the operations of Bishop.

     Bishop's subsidiaries consist of Bishop Powers, Ltd. and Bridger Creek Partnership in which the Company holds general partner interests of 81% and 80%, respectively.

     Unaudited Information - The balance sheet as of September 30, 1996 and the statements of operations and cash flows for the six-month periods ended September 30, 1996 and 1995 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal accruals), which are necessary to properly reflect the financial position of the Company as of September 30, 1996 and the results of operations and cash flows for the six months ended September 30, 1996 and 1995. The results of operations for the interim periods presented are not necessarily indicative of those to be expected for the year.

     Change in Capital Structure and Spinoff - In November 1996, the Board of Directors of AROC (the Company's sole stockholder) agreed to make a pro rata distribution of 885,443 shares of the Company's common stock to AROC's common stockholders of record on November 18, 1996. The remaining 3,614,557 shares of the Company's common stock owned by AROC were canceled on the record date. AROC's Class B common stockholders did not participate in the distribution. Accordingly, this change

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)


     in capital structure has been given retroactive effect in the accompanying financial statements as if it occurred at the beginning of the earliest period presented.

     Net Loss Per Share - Net loss per share has been computed based on the weighted average number of common shares outstanding for each period presented. The weighted average shares have been retroactively restated for the effects of the reverse acquisition and the spinoff discussed above.


2.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations - The Company is primarily engaged in the development and/or sale of real estate and also has a royalty interest in a natural gas property.

     Principles of Consolidation - The accompanying financial statements include the accounts of the Company and both majority-owned partnerships discussed in Note 1. All material intercompany transactions and accounts have been eliminated in consolidation.

     Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is being provided by the straight-line method over estimated useful lives of three to thirty-one years.

     Maintenance   and  repairs  are  charged  to  expense  as   incurred,   and
     expenditures for major improvements are capitalized. When assets are retired or otherwise disposed of, the property accounts are relieved of costs and accumulated depreciation.

     Undeveloped Land - Undeveloped land is stated at cost and consists solely of acquisition costs at March 31, 1996.

     Impairment of Long-lived Assets - In the event that facts and circumstances indicate that the cost of property and equipment or other long-lived assets may be impaired, an evaluation of recoverability of net carrying costs will be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset will be compared to the asset's carrying amount to determine if a write-down to estimated fair value is required.

     Gas Royalty Interests - The Company amortizes gas royalty interests on a straight-line basis over eight years.

     Cash   Equivalents  -  The  Company   considers   highly  liquid  temporary
     investments with an original maturity of three months or less to be cash equivalents.

     Marketable   Securities  -  Marketable  securities  are  accounted  for  in accordance with Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to SFAS No. 115, the Company's securities are classified as available-for-sale based on management's intent. Investment securities classified as available-for-sale are stated at market

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)


     value, with unrealized gains and losses, net of applicable income taxes, reported as a separate component of stockholder's equity. If the decline in market value of a security is determined to be other than temporary, the loss in value is charged to earnings. Realized gains or losses are determined on a specific identification method.

     Investments - The Company's 19% ownership in a limited partnership (Z-H, LTD.) is stated at cost, adjusted for its equity in undistributed earnings since acquisition.

     Income Taxes - Income taxes are provided for in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities. AROC includes the Company's operations in its consolidated income tax return. Income taxes are allocated between AROC and the Company as if the Company was a separate taxpayer.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's financial statements are based on a number of significant estimates including the amortization period for the gas royalty interest, realizability of the carrying value of undeveloped land and the limited partnership investment discussed in Note 5, and the determination of other than temporary impairment of marketable securities. The Company's estimates are expected to change as additional information becomes available and it is reasonably possible that such estimates will materially change in the forthcoming year.


3.  MARKETABLE SECURITIES:

     The cost and estimated fair market value of available-for-sale securities at March 31, 1996 were as follows:

                                                           GROSS                GROSS
                                                         UNREALIZED           UNREALIZED             FAIR
                                                          HOLDING               HOLDING             MARKET
                                       COST                GAINS                 LOSSES              VALUE
                                     ---------           ----- -----          ----------           ---------

U.S. Treasury securities             $ 466,357           $   6,078            $ (11,427)           $ 461,008
Redeemable preferred
   securities                          136,955               8,297                 --                145,252
Equity securities                      174,538              89,057              (25,121)             238,474
                                     ---------           ---------            ---------            ---------
                                     $ 777,850           $ 103,432            $ (36,548)           $ 844,734
                                     =========           =========            =========            =========


                                       F-9

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)



     The cost and estimated fair market value of available-for-sale securities with contractual maturities (U.S. Treasury and redeemable preferred) at March 31, 1996, by contractual maturity periods, were as follows:

                                                                     FAIR
                                                                    MARKET
                                                       COST          VALUE
                                                    ----------    ----------
        Due in one year or less                     $  232,105    $  232,029
        Due after one year through five years          210,902       211,679
        Due after five years through ten years          90,953        97,031
        Due after ten years                             69,352        65,521
                                                     ---------     ---------
                                                    $  603,312    $  606,260
                                                    ==========    ==========


     Cash proceeds from the sale of available-for-sale securities during the years ended March 31, 1996 and 1995 were $1,265,512 and $797,108, respectively. Net gains from available-for-sale securities sold in the year ended March 31, 1996 amounted to $688,400 (gross gains of $701,152 and gross losses of $12,752). Net losses from securities sold in the year ended March 31, 1995 were $3,222 (gross gains of $23,638 and gross losses of $26,860).

     At September 30, 1996, the Company has a margin account payable to a broker for $142,683. This account provides for interest at approximately 8% at September 30, 1996.


4. GAS ROYALTY INTERESTS:

     In December 1990, the Company purchased a royalty interest in certain gas properties located in Wyoming for approximately $1,067,000. At March 31, 1996, the net carrying value of this interest amounts to $367,000. Revenues related to this royalty interest are affected by local gas transportation, processing, and marketing arrangements. Reserve disclosures relating to the gas royalty interest are not included because the information is unavailable from the operator of the properties.

     In connection with the purchase, the Company formed a tax partnership, which allocates to the Company the first $40,000 of annual net income from the partnership and 80% of annual net income in excess of $40,000. After the Company has received cumulative net income of $1,050,000, plus interest at prime adjusted semi-annually, the Company will receive 60% of the annual net income in the partnership.


5. PARTNERSHIPS:

     In October 1993, the Company became the general partner of a limited partnership to develop or sell 55 acres of undeveloped real estate. The Company contributed $250,000 cash for its 81% general partnership interest. The remaining 19% interest is held by the limited partner who is the general

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)


     partner in the partnership described below. The Company will be allocated 100% of the income and losses until it has been paid $600,000 plus interest at 8% per annum (not to exceed $100,000) after which the allocation will be apportioned according to ownership.

     The Company also became a limited partner in a limited partnership, which purchased approximately 35 acres of undeveloped land adjacent to the land mentioned above. The partnership constructed a golf driving range, miniature golf, and batting facility which was completed in July 1994. The Company contributed $350,000 cash for its 19% partnership interest, which is reported on the equity method of accounting.

     Following is a summary of condensed financial information pertaining to this limited partnership:


     Balance sheet data at March 31, 1996:
        Current assets                                $    8,327
        Noncurrent assets                              1,129,394
        Current liabilities                               31,622
        Noncurrent liabilities                         1,160,774
        Company's equity in net assets                   254,112


                                                         YEARS ENDED MARCH 31,
                                                        -----------------------
                                                          1996          1995
                                                         -------       -------
     Operations data:
        Revenue                                         $ 261,526     $ 121,961
        Costs and expenses                                548,928       339,236
                                                        ---------     ---------

        Net loss                                        $(287,402)    $(217,275)
                                                        =========     =========

        Company's equity in limited partnership loss    $ (54,606)    $(41,282)
                                                        =========     =========



     The land owned by the partnerships discussed above is located in Colorado Springs, Colorado and, accordingly, the value of these properties is directly affected by local economic and operating conditions.

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)


6. INCOME TAXES:

     The items that give rise to the components of the net deferred tax asset as of March 31, 1996, are as follows:

       Gas royalty interest                                      $227,000
       Net operating loss carryforward                            231,000
                                                                 --------
         Deferred tax asset                                       458,000
       Less valuation allowance                                  (458,000)
                                                                 --------
         Net deferred tax asset                                  $     --
                                                                 ========

     As of March 31, 1996, AROC has net operating loss carryforwards for Federal income tax purposes, of which approximately $500,000 is attributable to the Company pursuant to the Asset Purchase Agreement and, if not previously utilized, will expire in the years 2009 and 2010.


7. COMMITMENTS:

     Effective December 1995, a five-year management agreement (the "Agreement") was entered into between the Company, the Company's president (the "Executive") and the parent company. The Agreement, which supersedes a previous employment agreement, provides for minimum annual compensation of $145,000 plus employee benefits. On the last day of September of each year thereafter, the term of the Agreement shall be automatically extended an additional year unless, prior to such last day of September, the Company or the Executive shall have delivered written notice that the term of employment will not be extended. The Agreement may be terminated by the Company only upon the death or disability of the Executive or for cause. If the Executive is terminated without cause, the Company would be required to pay as severance pay an amount equal to the Executive's salary in effect as of the date of termination multiplied by the greater number of years remaining in the term of employment or the number three.

     The Company also entered into a three-year employment agreement in December 1995 with two other officers which provide for aggregate annual compensation of $85,000 plus employee benefits. The agreements shall be automatically extended an additional year on September 30 of each year thereafter unless written notice is given by either party that the term of employment will not be extended. The agreements may be terminated upon the death or disability of the individual officer or for cause.


8. FINANCIAL INSTRUMENTS:

     Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at March 31, 1996, management's best estimate is that the carrying amount of cash and equivalents, notes and

                   BISHOP CAPITAL CORPORATION AND SUBSIDIARIES
           (A Wholly-Owned Subsidiary of American Rivers Oil Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information Subsequent to March 31, 1996 is Unaudited)

     other receivables, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. Due to the short operating history of the business owned by the limited partnership discussed in Note 5, management is unable to estimate the fair value of the Company's 19% limited partner interest. However, management believes that fair value exceeds the carrying value at March 31, 1996.


9. SUBSEQUENT EVENTS:

     In May 1996, the Company loaned an additional $100,000 to the parent company. The note bears interest at 10% and is collateralized by oil and gas producing properties in Louisiana. In November 1996, this loan was repaid and the collateral was released.

     In November 1996, certain officers and employees of the Company were allocated 38,300 shares of AROC's common stock from AROC's 1987 Stock Bonus Plan as additional compensation. The estimated fair value of these shares was approximately $50,000.